SECUI  SION

05037057

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED

MAR 23 2005

THOMSON
FINANCIAL

SEC FILE NUMBER
8-45389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___ AND ENDING December 31, 2004___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carnegie, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

New York   New York   10019

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Cirenza, President   (212) 262-5800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

FEB 2 8 2005

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie, CPA's, PC

(Name – if individual, state last, first, middle name)

317 Madison Avenue   New York   New York   10017

(Address),   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __James T. Cirenza__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Carnegie, Inc.__ , as of __December 31__ xxx 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

Christian Jarama
NOTARY PUBLIC - STATE OF NEW YORK
Reg. No. 01JA6087958
My commission expires on March 3rd 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS

DECEMBER 31, 2004



RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB) as of December 31, 2004 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The company is affiliated with other companies in the same line of business, all of which are controlled by a common parent. As discussed in Note 5, the company and its affiliates have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 6, 2005

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current Assets	
Cash (Note 3)	$ 1,870,496
Commissions Receivable (Note 5)	981,198
Investments, at market value (Note 4)	7,500,000
Receivables From Brokers or Dealers and Clearing Organizations (Note 6)	861,245
Securities Sold But Not Yet Delivered, at market value (Note 7)	337,391
Other Receivables	9,981
Prepaid Expenses	89,169
Total Current Assets	11,649,480
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation and amortization of $1,369,495 (Note 8)	291,459
Other Assets	
Deferred Income Tax Benefit (Note 14)	145,280
Security Deposits	1,875
Total Other Assets	147,155
TOTAL ASSETS	$ 12,088,094

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accruals	$ 3,640,858
Interest Payable (Note 10)	121,000
Income Taxes Payable	1,155,542
Rent Abatement	12,031
Securities Sold But Not Yet Received, at market value (Note 6)	861,245
Payables to Brokers or Dealers and Clearing Organizations (Note 7)	337,391
Total Current Liabilities	6,128,067
Long-Term Liabilities	
Liabilities Subordinated to Claims of General Creditors (Note 10)	2,200,000
Total Liabilities	8,328,067
Commitments and Contingent Liabilities (Notes 11 and 12)	
Stockholder's Equity	
Capital Stock (Note 13)	1
Paid-in Capital	1,999,999
Retained Earnings	1,760,027
Total Stockholder's Equity	3,760,027
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,088,094

See accountants' audit report
and accompanying notes to financial statements.

RegenBenzMacKenzie

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE

Commission Income	$ 15,356,738
Fee Income	2,043,877
Interest Income	69,948
Dividend Income	4,789
Foreign Exchange Gain	32,795
Unrealized Gains on Investments	7,218
Miscellaneous Income	1,547
Total Revenue	17,516,912

OPERATING EXPENSES

Settlement Costs	4,597,583
Salaries	6,189,045
Office Rent and Utilities	254,238
Payroll Taxes	102,410
Employees' Benefits (Note 9)	404,347
Insurance	66,409
Research	83,513
Depreciation and Amortization	218,941
Repairs and Maintenance	10,584
Office Expenses	55,453
Telephone and Communication	454,216
Machine Rental and Maintenance	32,804
Professional and Legal Fees	144,493
Travel and Entertainment	963,740
Regulatory Fees	12,300
Dues and Subscriptions	7,743
Charitable Contributions	23,000
Bank Service Charges	2,944
Seminars	3,138
Relocation Costs	2,725
Interest Expense (Note 10)	121,000
Total Operating Expenses	13,750,626
Income From Operations	3,766,286
Provision for Income Taxes (Note 14)	(1,772,890)
Net Income for the Year Ended December 31, 2004	$ 1,993,396

See accountants' audit report
and accompanying notes to financial statements.

RegenBenzMacKenzie


CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004


	Capital Stock	Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total
Balances, January 1, 2004	$ 1	$1,999,999	$ (233,369)	$ 1,766,631
Net Income - Year Ended December 31, 2004	-	-	1,993,396	1,993,396
Balances, December 31, 2004	$ 1	$1,999,999	$ 1,760,027	$ 3,760,027


See accountants' audit report
and accompanying notes to financial statements.

RegenBenzMacKenzie


CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated Liabilities at January 1, 2004	$	2,200,000
Increase (Note 10)		121,000
Subordinated Liabilities at December 31, 2004	$	2,321,000

See accountants' audit report
and accompanying notes to financial statements.

RegenBenzMacKenzie

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:
Net Income $ 1,993,396
Adjustments to Reconcile Net Income to
  Net Cash Provided in Operating Activities:
  Depreciation and Amortization   218,941
  Increase in Commissions Receivable   (126,426)
  Increase in Other Receivables   (9,981)
  Increase in Prepaid Expenses   (26,521)
  Increase in Deferred Income Tax Benefit   (99,877)
  Increase in Security Deposits   (1,875)
  Increase in Accounts Payable and Accruals   1,802,343
  Increase in Interest Payable   121,000
  Decrease in Rent Abatement   (16,042)
  Increase in Income Taxes Payable   855,820

Net Cash Provided by Operating Activities   4,710,778

Cash Flows From Investing Activities:
  Purchase of Fixed Assets   (35,557)
  Purchase of Investments   (6,020,212)

Net Cash Used in Investing Activities   (6,055,769)

Net Decrease in Cash   (1,344,991)

Cash - Beginning of year   3,215,487

Cash - End of Year $ 1,870,496

Supplemental Disclosures of Cash Flow Information:

  Cash Paid During the Year for:

      Taxes $ 1,015,926

      Interest $ 0

See accountants' audit report
and accompanying notes to financial statements.

RegenBenzMacKenzie

1- ORGANIZATION

Carnegie, Inc. ("Carnegie") a Delaware Corporation was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB (formerly D. Carnegie AB), a Swedish Corporation which is owned by Carnegie Holding AB.

All securities transactions represent the sale of foreign securities. All foreign securities commissions are generated through related companies. Settlement of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

However, since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades (see Notes 6 and 7).

2- SIGNIFICANT ACCOUNTING POLICIES

Carnegie uses the accrual method of accounting for financial statement and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 14).

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statement amounts are not likely to be significant.

3- CASH

Only $100,000 of cash held at JP Morgan is FDIC insured. The balance of $1,770,496 is not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

4- INVESTMENTS

Investments are comprised of investment grade Municipal Bonds.

RegenBenzMacKenzie

5-   COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount due from related companies of $981,198
(as shown below), net of settlement costs.

	Commissions Receivable
Carnegie Investment Bank AB	$ 346,103
Carnegie Bank A/S	161,225
D. Carnegie AB Finland Branch	106,571
D. Carnegie AB Norway Branch	367,299
	$ 981,198

6-   RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS AND
      SECURITIES SOLD BUT NOT YET RECEIVED, AT MARKET VALUE

Receivables from Brokers or Dealers and Clearing Organizations and Securities Sold But Not Yet
Received, represents the market value of securities which Carnegie has not yet received from the seller by
the settlement date.

Corporate Stocks $ 861,245

7-   SECURITIES SOLD BUT NOT YET DELIVERED VALUE AND PAYABLE TO BROKERS OR
      DEALERS AND CLEARING ORGANIZATIONS, AT MARKET VALUE

Securities sold but not yet delivered, and payable to brokers or dealers and clearing organizations represents
the market value of securities that Carnegie has sold and has not yet delivered to the purchaser by the
settlement date.

Corporate Stocks $ 337,391

8-   FIXED ASSETS

Following is a summary of furniture, equipment and leasehold improvements at cost, less accumulated
depreciation and amortization:

Furniture and Equipment	$ 1,096,971
Leasehold Improvements	563,983
	1,660,954
Less: Accumulated Depreciation and Amortization	1,369,495
Total	$ 291,459

RegenBenzMacKenzie

9-   PENSION PLAN

Carnegie established a profit sharing pension plan during calendar year 1994. All employees who have been employed with the company for one year are covered by the plan from January 1 of the year that they complete one year of service. Company contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $20,000. Funds contributed to the pension plan are set aside in a participants account and are directed by the participant.

For the year ended December 31, 2004, contributions to the plan charged to operations were $218,138 and are included in employees' benefits.

10-   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On December 20, 2001, Carnegie received a $ 2,200,000 subordinated loan from D. Carnegie AB. Per terms of the loan, the total principal with five and one half (5 ½) percent interest per annum was due and payable on December 31, 2004. The loan was renegotiated in December 2003 to extend the maturity date to December 31, 2006. Accrued interest of $245,361 was paid at the date of extension.

Accrued interest of $121,000 at December 31, 2004 is subordinated to the claims of general creditors.

It is management's intention to repay the Subordinated Loan within the first six months of calendar year 2005. In order to prepay the loan, Carnegie must obtain approval from The National Association of Securities Dealers (NASD). It is management's intention to apply for NASD approval within the next two months.

11-   COMMITMENTS

Carnegie occupies leased office space in New York City. The lease is for a term of ten years and expires on September 30, 2005. Future minimum rental commitments for this noncancellable operating lease are as follows:

2005	$ 144,375
Total minimum future rentals	$ 144,375

12-   CONTINGENT LIABILITIES

New York City is currently examining the company's New York City General Corporation Tax returns for the years 1998-2000. New York City has proposed certain adjustments to the returns that would result in additional tax of $147,000 of possible income tax due. The Company is contesting the proposed adjustments, and in the opinion of tax consultants, any additional tax due for years 1998-2000 would not be material.

RegenBenzMacKenzie

13-   CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2004, was as follows:

Common Stock, par value $.01 per share, authorized 100 shares; issued 100 shares.

14-   INCOME TAXES

For calendar year 2004 Carnegie charged $1,772,890 taxes against income as follows:

Federal	$1,103,441
State	312,178
Local	357,271
	$1,772,890

The company's effective tax rate is 47.07%, A reconciliation of the company's effective tax rate is as follows:

Computed at the expected statutory rate	34.00%
State/local tax-net of Federal Benefit	11.12%
Tax Effect of Permanent Differences	1.95%
	47.07%

The company's effective income tax rate is higher that what would be expected if the federal statutory rate were applied to income from continuing operations, primarily because of expenses deductible for reporting purposes that are not deductible for tax purposes.

The following temporary differences gave rise to the deferred tax: interest expense is not deductible until it is paid as it is due to a related party; and, excess of book depreciation over tax depreciation.

15-   FAIR VALUE OF FINANCIAL INSTRUMENTS

Carnegie has a number of financial instruments, including cash and long-term debt. Carnegie estimates that the fair value of all financial instruments at December 31, 2004 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Carnegie using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

RegenBenzMacKenzie

16-   NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2004, Carnegie had net capital of $ 4,036,545 which was $ 3,786,545 in excess of its required net capital.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL
   Total Stockholder's Equity Qualified for Net Capital $ 3,760,027

Add: Liabilities Subordinated to Claims of General
        Creditors Allowable in Computation of Net Capital
        Including Accrued Interest Thereon   2,321,000

Total Capital and Allowable Subordinated Liabilities   6,081,027

  Deductions and/or Charges
  Non-allowable Assets:
    Petty Cash   518
    Prepaid Expenses   89,169
    Security Deposits   1,875
    Other Current Assets   155,263
    Commissions Receivable   981,198
    Furniture, Equipment and Leasehold Improvements   291,459

   Total Deductions and/or Charges   1,519,482

Net Capital before Haircuts on Securities Positions (Tentative Net Capital)   4,561,545
   Haircuts on Investment Securities   525,000

Net Capital $ 4,036,545

Aggregate Indebtedness
  Items Included in Statement of Financial Condition:
    Accounts Payable and Accruals $ 4,796,402
    Rent Abatement   12,031
    Securities Sold But Not Yet Delivered, at market value   861,245
    Payables To Brokers or Dealers and Clearing Organizations   337,391

   Total Aggregate Indebtedness $ 6,007,069

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT
2 percent of aggregate debit items (or $250,000, if greater) as shown in
   Formula for reserve requirements pursuant to rule 15 c3-3 prepared
   as of the date of net capital computation - Carnegie. $ -0-

   Capital Requirement of Broker, Dealer Electing Alternatives Method   250,000

Total Net Capital Requirement   250,000

Excess Net Capital $ 3,786,545

Net Capital in excess of 5 percent of aggregate debit items or $120,000 $ 3,916,545

RegenBenzMacKenzie

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report $ 4,036,545

Net Capital Per Above $ 4,036,545

RegenBenzMacKenzie

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

RegenBenzMacKenzie

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3. $ __0__

A. Number of items __0__

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. $ __0__

A. Number of items __0__

RegenBenzMacKenzie

SCHEDULE IV
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR
CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2004

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

RegenBenzMacKenzie



RegenBenzMacKenzie

The Board of Directors
Carnegie, Inc.
New York, New York

In planning and performing our audit of the financial statements of Carnegie, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Carnegie, Inc. including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Carnegie, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Carnegie, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Carnegie, Inc. is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which Carnegie, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

The Board of Directors
Carnegie, Inc.
Page 2

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 6, 2005

RegenBenzMacKenzie